# UNITED STATES

# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

## FORM 8-K/A

## (Amendment No. 1)

## CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February18, 2006

## IRWIN FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

| **INDIANA** | **0-6835** | **35-1286807** |
|:---:|:---:|:---:|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

## 500 Washington Street

## Columbus, Indiana 47201

(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(812) 376-1909**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR 240.13e-4(c))

# EXPLANATORY NOTE

This Current Report on Form 8-K/A amends and restates the Current Report on form 8-K dated February 18, 2006 and filed with the Securities and Exchange Commission on February 24, 2006 (the "Form 8-K") of Irwin Financial Corporation (the "Corporation") to report that PricewaterhouseCoopers LLP ("PwC") issued its report on the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2005 and is no longer providing services as the Corporation's independent registered public accounting firm.

**ITEM 4.01.  CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT.**

On February 9, 2006, the Audit and Risk Management Committee of Irwin Financial Corporation (the "Corporation"), voted to invite several independent registered public accounting firms, including ("PwC"), the Corporation's then current independent registered public accounting firm, to submit proposals for auditing the Corporation's consolidated financial statements for the fiscal year ending December 31, 2006 as part of the Committee's periodic review of external audit services.

On February 18, 2006, PwC informed the Corporation that PwC had chosen not to be considered for reappointment as the Corporation's independent registered public accounting firm upon completion of PwC's procedures for the Corporation's consolidated financial statements for the fiscal year ended December 31, 2005 and the Form 10-K in which such financial statements are included.  As contemplated, upon the filing of the Corporation's Annual Report on Form 10-K with the Securities Exchange Commission on March 3, 2006, PwC's engagement as the Corporation's independent registered public accounting firm ended.

The reports of PwC on the financial statements of the Corporation for the fiscal years ended December 31, 2005 and 2004 contained no adverse opinion or disclaimer of opinion and were neither qualified nor modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2005 and 2004 and through March 3, 2006, there were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PwC, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports on the financial statements for those years.

As previously reported, management and the Audit and Risk Management Committee of the Corporation's Board of Directors determined in November 2005 that a material weakness existed because the Corporation did not maintain effective controls over the selection and application of generally accepted accounting principles relative to incentive servicing fees received from whole loan sales to third parties.  The Corporation had accounted for these fees as derivative financial instruments instead of mortgage servicing rights as required by generally accepted accounting principles.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.  The determination of the existence of a material weakness resulted in the restatement of the Corporation's interim financial statements included in the Corporation's Quarterly Reports on Form 10-Q for the periods ended March 31, 2005 and June 30, 2005, and the annual financial statements for the year ended December 31, 2004 included in the Corporation's Annual Report on Form 10-K.  The restated financial statements and periodic 1934 Act filings were made on February 3, 2006.

The cumulative impact of this error was an overstatement of income (after tax) of $2.1 million during 2004 and $7.1 million for the first two quarters of 2005. In addition to the restatement for incentive servicing fee contracts, management also reduced certain salary accruals for the June 30, 2005 and March 31, 2005 periods associated with incentive salary plans that are calculated based upon earnings.  Further details, including adjusting entries made in the restated financials, are described in Note 2 of the Notes to Consolidated Financial Statements in the Corporation's Report on Form 10-Q for the Quarter Ended September 30, 2005.

In November and December 2005, the Corporation took corrective actions to remediate the material weakness identified above.  In addition, the Corporation designed, documented and tested additional controls over the selection and application of generally accepted accounting principles relative to incentive servicing fees received from whole loan sales to third parties. As a result of these actions, management of the Corporation believes this material weakness has been satisfactorily remediated.

Except for the material weakness described above, there were no reportable events under Item 304(a)(1)(v) of Regulation S-K that occurred within the Corporation's two most recent fiscal years ended December 31, 2005 and 2004 and through March 3, 2006.  The Corporation has authorized PwC to respond fully to the inquiries of a successor auditor concerning the subject matter of the reportable event described above.

The Corporation provided PwC with a copy of the above disclosure.  Attached as Exhibit 16.1 is a copy of PwC's letter, dated March 8, 2006 stating whether or not it agrees with these statements.


| Exhibit No. | Description |
| --- | --- |
| 16.1 | Letter from PwC in connection with 4.01 disclosure |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**IRWIN FINANCIAL CORPORATION**
(Registrant)

Date:  March 9, 2006          By:    /s/ Gregory F. Ehlinger

_____

GREGORY F. EHLINGER
*Senior Vice President and Chief*
*Financial Officer*

## EXHIBIT INDEX

| Exhibit No. | Description |
| --- | --- |
| 16.1 | Letter from PwC in connection with 4.01 disclosure |

March 8, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by Irwin Financial Corp.(copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K/A of Irwin Financial Corp. dated February 18, 2006. We agree with the statements concerning our Firm in such Form 8-K/A.

Very truly yours,


/s/ PricewaterhouseCoopers LLP